                                                                    EXHIBIT 20.2
                        Report of Independent Accountants


To the Shareholders of Anesta Corp.:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Anesta Corp. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


Salt Lake City, Utah
February 18, 2000, except as to the
information presented in Note 14 for
which the date is March 13, 2000

                                 ANESTA CORP.

                                BALANCE SHEETS
                       as of December 31, 1999 and 1998

   ASSETS                                             1999             1998
                                                      -----            ----
Current assets:
   Cash and cash equivalents                      $11,746,093      $55,889,226
   Current portion of certificate of deposit          340,000          255,000
   Marketable debt securities,
      available-for-sale                           59,031,849       24,661,040
   Accounts receivable                              1,956,357          276,476
   Prepaid expenses and other current assets          667,960          194,802
                                                  -----------      -----------
         Total current assets                      73,742,259       81,276,544
                                                  -----------      -----------

Property and equipment, at cost:

   Furniture and equipment                          1,099,529          947,598
   Leasehold improvements                           2,813,166        2,330,136
   Accumulated depreciation                        (1,447,484)      (1,151,126)
                                                  -----------      -----------
                                                    2,465,211        2,126,608
                                                  -----------      -----------

Other assets:

   Certificate of deposit                           1,700,000        1,530,000
   Other assets                                       301,327          196,202
                                                  -----------      -----------
                                                    2,001,327        1,726,202
                                                  -----------      -----------

         Total assets                             $78,208,797      $85,129,354
                                                  -----------      -----------

   LIABILITIES AND STOCKHOLDERS' EQUITY                1999            1998
                                                       ----            ----
Current liabilities:
   Accounts payable                               $   409,584     $  1,478,521
   Accrued liabilities:
      Accrued compensation                            655,870        1,117,909
      Other                                           139,062          236,783
   Current portion of unearned revenues               746,389          299,296
   Current portion of note payable                    333,333          250,000
                                                  -----------     ------------
         Total current liabilities                  2,284,238        3,382,509

Unearned revenues                                   1,831,759          227,500
Note payable                                        1,666,667        1,500,000
                                                  -----------     ------------
         Total liabilities                          5,782,664        5,110,009
                                                  -----------     ------------
Commitments (Note 11)

Stockholders' equity:
   Common stock, par value,
   $.001 per share; Authorized:
      35,000,000 shares; Issued:
      13,311,839 shares
      in 1999 and 13,054,934 shares
      in 1998                                          13,312           13,055
   Additional paid-in capital                     130,742,839      128,634,691
   Accumulated deficit                            (58,166,809)     (48,679,075)
   Accumulated other comprehensive
   income (loss)                                     (163,209)          50,674
                                                  -----------     ------------
         Total stockholders' equity                72,426,133       80,019,345
                                                  -----------     ------------
         Total liabilities and
         stockholders' equity                     $78,208,797     $ 85,129,354
                                                  -----------     ------------

                    The accompanying notes are an integral
                       part of the financial statements

                                 ANESTA CORP.

                           STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE LOSS
             for the years ended December 31, 1999, 1998 and 1997

                                                                  1999                1998                  1997
                                                                  ----                ----                  ----
Revenues:
   Product sales                                             $  2,231,732         $    193,531         $    183,752
   Royalty revenue                                                 62,275                5,744                5,449
   Revenues from contract research/license agreements           4,221,148              475,704
                                                             ------------         ------------         ------------
     Total revenues                                             6,515,155              674,979              189,201
                                                             ------------         ------------         ------------
Operating costs and expenses:
   Cost of goods sold                                             671,366               53,804               52,082
   Royalties                                                       34,410                2,989                2,838
   Research and development                                     9,840,204            8,627,606            7,889,021
   Depreciation                                                   309,652              296,241              269,595
   Marketing, general and administrative                        9,019,525            8,585,679            6,368,094
                                                             ------------         ------------         ------------
     Total costs and expenses                                  19,875,157           17,566,319           14,581,630
                                                             ------------         ------------         ------------

     Loss from operations                                     (13,360,002)         (16,891,340)         (14,392,429)

Non operating income (expense):
   Interest income                                              4,016,267            1,333,597            1,992,739
   Interest expense                                              (124,289)            (142,916)            (139,407)
   Other                                                              459                  201               (8,215)
                                                             ------------         ------------         ------------

     Loss before provision for income taxes                    (9,467,565)         (15,700,458)         (12,547,312)

Provision for income taxes                                        (20,169)             (16,411)              (1,741)
                                                             ------------         ------------         ------------

     Net loss                                                  (9,487,734)         (15,716,869)         (12,549,053)
                                                             ------------         ------------         ------------
Other comprehensive income (loss):
     Foreign currency translation adjustment                       (8,754)              15,604
     Unrealized gain (loss) on marketable debt
      securities, available-for-sale                             (205,129)              26,663                9,710
                                                             ------------         ------------         ------------

        Total other comprehensive income (loss)                  (213,883)              42,267                9,710
                                                             ------------         ------------         ------------
        Comprehensive loss                                   $ (9,701,617)        $(15,674,602)        $(12,539,343)
                                                             ============         ============         ============

Basic and diluted loss per common share (Note 13)--

   Net loss per common share                                 $      (0.72)        $      (1.59)        $      (1.32)
                                                             ============        =============         ============

Weighted average shares outstanding                            13,226,637            9,897,978            9,500,055
                                                             ============        =============         ============


                     The accompanying notes are an integral
                        part of the financial statements

                                  ANESTA CORP.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            for the period from January 1, 1997 to December 31, 1999

                                                               Common Stock
                                                 --------------------------------------------
                                                                                                                    Treasury Stock
                                                                                Additional         Accumulated     ----------------
                                                    Shares         Amount     Paid-in Capital       Deficit        Shares    Amount
                                                    ------         ------     ---------------       -------        ------    ------
Balance at January 1, 1997                         9,440,129      $ 9,440      $ 61,531,623       ($20,413,153)     $345    ($4,226)

Exercise of stock options for cash and stock         105,716          105           530,788
Issuance of stock under stock
   purchase plan                                       5,965            6            84,054
Retirement of treasury stock in July 1997               (345)                        (4,226)                        (345)     4,226
Collection on notes receivable from
   issuance of common stock
Other comprehensive income
1997 net loss                                                                                      (12,549,053)
                                                 -----------      -------      ------------       -------------      ----    -------
Balance at December 31, 1997                       9,551,465        9,551        62,142,239        (32,962,206)       --         --


Exercise of stock options for cash and stock         244,300          245         1,889,684
Issuance of common stock for
   cash on December 17, 1998
   (at $21.25 per share), net of
   offering costs of $4,584,067                    3,250,000        3,250        64,475,183
Issuance of stock under stock
   purchase plan                                       9,169            9           127,585
Other comprehensive income
1998 net loss                                                                                      (15,716,869)
                                                 -----------      -------      ------------      -------------      ----    -------

Balance at December 31, 1998                      13,054,934       13,055       128,634,691        (48,679,075)       --         --


Exercise of stock options for cash and stock         250,178          250         2,016,521
Issuance of stock under stock
   purchase plan                                       6,727            7            91,627
Other comprehensive loss
1999 net loss                                                                                       (9,487,734)
                                                 -----------      -------      ------------      -------------      ----    -------

Balance at December 31, 1999                      13,311,839      $13,312      $130,742,839       ($53,166,809)       --         --
                                                 ===========      =======      ============      =============      ====    =======


                                                         Notes
                                                       Receivable         Accumulated
                                                     from Issuance           Other
                                                       of Common         Comprehensive
                                                         Stock           Income (Loss)           Total
                                                         -----           -------------           -----
Balance at January 1, 1997                              ($7,000)           ($1,303)          $ 41,115,381

Exercise of stock options for cash and stock                                                      530,893
Issuance of stock under stock
   purchase plan                                                                                   84,060
Retirement of treasury stock in July 1997
Collection on notes receivable from
   issuance of common stock                               7,000                                     7,000
Other comprehensive income                                                   9,710                  9,710
1997 net loss                                                                                 (12,549,053)
                                                        -------          ---------           ------------

Balance at December 31, 1997                                 --              8,407             29,197,991

Exercise of stock options for cash and stock                                                    1,889,929
Issuance of common stock for
   cash on December 17, 1998
   (at $21.25 per share), net of
   offering costs of $4,584,067                                                                64,478,433
Issuance of stock under stock
   purchase plan                                                                                  127,594
Other comprehensive income                                                  42,267                 42,267
1998 net loss                                                                                 (15,716,869)
                                                        -------          ---------           ------------

Balance at December 31, 1998                                 --             50,674             80,019,345

Exercise of stock options for cash and stock                                                    2,016,771
Issuance of stock under stock
   purchase plan                                                                                   91,634
Other comprehensive loss                                                  (213,883)            (9,701,617)
1999 net loss                                                                                          --
                                                        -------          ---------           ------------

Balance at December 31, 1999                                 --          ($163,209)          $ 72,426,133
                                                        =======          =========           ============

                     The accompanying notes are an integral
                        part of the financial statements

                                  ANESTA CORP.

                            STATEMENTS OF CASH FLOWS
              for the years ended December 31, 1999, 1998 and 1997
                                    --------

                                                                   1999                1998                  1997
                                                                   ----                ----                  ----
Cash flows from operating activities:
   Net loss                                                   $ (9,487,734)        $(15,716,869)        $(12,549,053)
   Adjustments to reconcile net loss to net cash
    used in operating activities
     Depreciation                                                  309,652              296,241              269,595
     (Gain) Loss on retirement of assets                              (332)               3,823               12,245
     Increase (decrease) due to changes in:
      Accounts receivable                                       (1,679,882)            (193,613)             402,785
      Prepaid expenses and other current assets                   (473,159)             233,688             (136,507)
      Other assets                                                (105,124)               9,067              (89,796)
      Accounts payable                                          (1,068,937)             728,436              (85,299)
      Accrued liabilities                                         (559,760)             624,715              105,454
      Unearned revenues                                          2,051,352              176,796
                                                              ------------         ------------         ------------
       Net cash used in operating activities                   (11,013,924)         (13,837,716)         (12,070,576)
                                                              ------------         ------------         ------------

Cash flows from investing activities:
   Capital expenditures                                           (648,411)            (108,186)            (894,791)
   Proceeds from sale of assets                                        489                   50                1,621
   Purchases of marketable debt securities,
     available-for-sale                                        (79,553,714)         (28,925,882)         (12,754,249)
   Maturities and sales of marketable debt securities,
     available-for-sale                                         44,977,776           22,167,216           12,062,198
   Purchase of certificate of deposit                                                                       (816,000)
   Proceeds from maturity of certificate of deposit               (255,000)             255,000              153,000
                                                              ------------         ------------         ------------
       Net cash used in investing activities                   (35,478,860)          (6,611,802)          (2,248,221)
                                                              ------------         ------------         ------------

Cash flows from financing activities:
   Proceeds from issuance of notes payable                         500,000                                   800,000
   Principal payments on notes payable                            (250,000)            (250,000)            (150,000)
   Net proceeds from issuance of common stock                    2,108,405           66,812,375              614,954
   Collections on notes receivable from
     issuance of common stock                                                                                  7,000
                                                              ------------         ------------         ------------
       Net cash provided by financing activities                 2,358,405           66,562,375            1,271,954
                                                              ------------         ------------         ------------

Effect of exchange rate changes on cash                             (8,754)              15,604
                                                              ------------         ------------         ------------

Net increase (decrease) in cash and cash equivalents           (44,143,133)          46,128,461          (13,046,843)
Cash and cash equivalents at beginning of period                55,889,226            9,760,765           22,807,608
                                                              ------------         ------------         ------------
Cash and cash equivalents at end of period                    $ 11,746,093         $ 55,889,226         $  9,760,765
                                                              ============         ============         ============


Supplemental disclosure of cash flow information:
   Cash paid during the year for interest                     $    129,714         $    144,035         $    136,715
   Cash paid during the year for taxes                              20,169               16,411                1,741

                    The accompanying notes are an integral
                      part of these financial statements

                          NOTES TO FINANCIAL STATEMENTS
                                ------------


1.   Significant Accounting Policies:

Description of the Business

Anesta Corp. is involved in the development of new pharmaceutical products for oral transmucosal drug administration. Since its inception in August 1985, Anesta has been a development stage company. However, during the fourth quarter of 1999, Anesta began generating sales from its principal product, Actiq, and accordingly is no longer in the development stage. The Company's products are based on its proprietary OTS for drug delivery. Anesta's principal product is Actiq, an OTS fentanyl product, which was approved by the FDA on November 4, 1998.

Revenues recognized to date represent revenues under research and development contracts, license agreements and sales of the Company's products, Fentanyl Oralet and Actiq. The Company's ability to achieve profitability depends in part upon its ability alone, or with others, to commercialize successfully these products, to complete development of its proposed products, to obtain required regulatory approvals and to manufacture and market such proposed products.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Substantially all of the Company's cash and cash equivalents are held in two financial institutions in San Francisco, California.

Marketable Debt Securities

The Company's marketable debt securities are classified as available-for-sale and carried at market value, with the unrealized gain or loss reflected as a component of other comprehensive income (loss). Gross realized gains and losses, with cost determined using the specific identification method, have not been material.

Property and Equipment

Expenditures that materially increase asset lives are capitalized at cost, while normal maintenance and repairs are expensed as incurred. Depreciation is reported on a straight-line basis over the shorter of the estimated useful lives of the assets, or the term of the lease, which range from 3 to 15 years.

The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the gain or loss is reflected in the statements of operations and comprehensive loss.

Translation of Foreign Currency

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal year end exchange rate. The related translation adjustments are reflected as a component of other comprehensive income, a separate component of stockholders' equity. Revenues and expenses are translated using average exchange rates prevailing during the year.

Net Loss Per Share

Basic and diluted earnings per share are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share (EPS). Basic EPS excludes dilution and is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities or contracts to issue common stock. Common equivalent shares are excluded from the computation of diluted EPS when their effect is antidilutive.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting For Income Taxes. Deferred income taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted future tax rates.

Revenue Recognition

The Company recognized revenues from contract research and license agreements based on qualifying expenditures. Where applicable, revenues from the licensing of Anesta's technology, including milestone payments under license agreements, are deferred and recognized on a straight-line basis over the defined period in the related license agreement. Research and development expense in the accompanying statements of operations and comprehensive loss includes funded and unfunded amounts. Revenue from the sale of products manufactured by Abbott is recognized when Abbott ships product against a customer order.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

2. Marketable Debt Securities:

The cost and estimated market value of marketable debt securities, available-for-sale at December 31, 1999, are as follows:

                                                                          Gross            Gross            Estimated
                                                                        Unrealized      Unrealized            Market
                                                           Cost            Gains           Losses             Value
                                                           ----            -----           ------             -----
Commercial Paper                                       $22,151,274        $6,453                           $22,157,727
Corporate Term Notes                                    15,824,568                       $ (73,244)         15,751,324
Federal Home Loan Bank Notes                             8,500,194                         (35,669)          8,464,525
Certificates of Deposit                                  6,008,717                         (14,877)          5,993,840
Federal National Mortgage Notes                          4,985,522                         (46,772)          4,938,750
U.S. Treasury Note                                       1,006,890                          (5,950)          1,000,940
Accrued Interest                                           724,743                                             724,743
                                                       -----------        ------         ---------         -----------
                                                       $59,201,908        $6,453         $(176,512)        $59,031,849
                                                       -----------        ------         ---------         -----------

The cost and estimated market value of marketable debt securities, available-for-sale at December 31, 1999, by contractual maturity, are shown below:

                                                                     Estimated
                                                                       Market
                                                     Cost              Value
                                                     ----              -----
     Due in one year or less                      $51,402,038      $51,287,805
     Due after one year through five years          7,799,870        7,744,044
                                                  -----------      -----------

                                                  $59,201,908      $59,031,849
                                                  -----------      -----------

The cost and estimated market value of marketable debt securities, available-for-sale at December 31, 1998, are as follows:

                                                            Gross           Gross          Estimated
                                                          Unrealized     Unrealized          Market
                                               Cost         Gains          Losses            Value
                                               ----         -----          ------            -----
     Corporate Term Notes                  $15,698,462     $14,750                        $15,713,212
     Federal Home Loan Bank Notes            4,499,584      12,961                          4,512,545
     Federal National Mortgage Notes         2,967,280       5,540                          2,972,820
     Certificates of Deposit                   999,537       1,663                          1,001,200
     Commercial Paper                          261,638         156                            261,794
     Accrued Interest                          199,469                                        199,469
                                           -----------     -------       ----------       -----------
                                           $24,625,970     $35,070                        $24,661,040
                                           -----------     -------       ----------       -----------

3. Related Party Transactions:

The Company paid expenses of $314,108, $250,368 and $284,030 in 1999, 1998 and
1997, respectively, to the Stanley Research Foundation for preclinical and clinical research. The Stanley Research Foundation and its principal trustee are shareholders of the Company.

4. Note Payable:

The note payable at December 31, 1999 and 1998 is comprised of the following:

                                                                          1999               1998
                                                                          ----               ----
     Term note payable to a bank with interest
       payable monthly at 7%. Principal payments of
       $333,333 are due each July through July 2005.
       The note is collateralized by a certificate of deposit
       in the amount of $2,040,000 at December 31, 1999.               $2,000,000         $1,750,000

            Current portion                                              (333,333)          (250,000)
                                                                       ----------         ----------

            Long-term portion                                          $1,666,667         $1,500,000
                                                                       ----------         ----------

The Company's note payable matures in periods ending December 31, as follows:


               2000               $  333,333
               2001                  333,333
               2002                  333,333
               2003                  333,333
               Thereafter            666,667
                                  ----------
                                  $2,000,000
                                  ----------

Rates currently available to the Company for notes payable with similar terms and maturities are used to estimate the fair value of notes payable. At December 31, 1999 and 1998, the carrying value of the note payable approximates fair value.

5. Stock Based Compensation Plan:

The Company maintains three stock option plans: the 1989 Stock Option Plan (the "1989 Plan"), the 1993 Stock Option Plan (the "1993 Plan"), and the 1993 Non-Employee Directors' Stock Option Plan (The "Non-Employee Directors' Plan").

The 1989 Plan provides for the issuance of nonqualified stock options ("NQSOs") to employees of, directors of and consultants to the Company. The 1993 Plan provides for the issuance of Incentive Stock Options ("ISOs") to employees of the Company and NQSOs to employees of, directors of and consultants to the Company. The Non-Employee Directors' Plan provides for the issuance of NQSOs to non-employee members of the Company's Board of Directors who are not prohibited by their employer from receiving options. Additionally, the Company has granted NQSOs to non-employee directors and consultants on an individual basis and not under a plan.

Under the 1989 Plan, NQSOs to purchase a total of 250,000 shares were authorized for issuance, of which none were outstanding and exercisable at December 31, 1999. All options have been granted at the market price of the Company's common stock at the date of grant. The NQSOs vest over a period not to exceed four years from the date of grant and terminate five years from the date of grant.

At the 1997 annual meeting, stockholders approved an amendment to the 1993 Plan to increase the number of shares authorized for issuance from an aggregate of 750,000 shares to an aggregate of 1,500,000 shares. At the 1998 annual meeting, stockholders approved an amendment to the 1993 Plan to increase the number of shares authorized for issuance from an aggregate of 1,500,000 shares to an aggregate of 1,850,000 shares. At the 1999 annual meeting, stockholders approved an amendment to the 1993 Plan to increase the number of shares authorized for issuance from an aggregate of 1,850,000 shares to an aggregate of 2,400,000 shares. As of December 31, 1999, 1,539,579 options were outstanding and 726,952 options were exercisable. All options have been granted at the market price of the Company's common stock at the date of grant. The ISOs and NQSOs vest over a period not to exceed four years from the date of grant and terminate from five to ten years from the date of grant.

At the 1997 annual meeting, stockholders approved an amendment to the Non-Employee Directors' Plan to increase the annual non-discretionary grant made to each non-employee director by 3,500 shares, from 1,500 shares to 5,000 shares. At the 1998 annual meeting, stockholders approved an amendment to the Non-Employee Directors' Plan to increase the non-discretionary grant made to each newly elected non-employee director from 10,000 shares to 15,000 shares, to grant 2,000 shares per year to each non-employee director serving as a committee chair, and to grant 400 shares to each non-employee director for each meeting of the Board of Directors attended in person or by teleconference. At the 1999 annual meeting, stockholders approved an amendment to the Non-Employee Directors' Plan to increase the number of shares authorized for issuance from an aggregate of 150,000 shares to an aggregate of 350,000 shares. At December 31, 1999, 105,800 options were outstanding and 42,282 options were exercisable. All options have been granted at the market price of the Company's common stock at the date of grant. The NQSOs vest over a period not to exceed four years from the date of grant and terminate five years from the date of grant.

The Company has granted NQSOs to purchase shares on an individual basis and not under a plan, on terms similar to the 1989 Plan. At December 31, 1999, 7,800 options were outstanding and 7,800 options were exercisable.

The Company has adopted the disclosure provisions of SFAS No. 123. Under these provisions, the Company is allowed to continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its option plans. Accordingly, no compensation expense has been recognized as options are granted to employees and directors at the stock's then market price. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the option plans as recommended by SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                   1999                  1998                  1997
                                                   ----                  ----                  ----
  Net loss                 As reported         $ (9,487,734)         $(15,716,869)         $(12,549,053)
                           Pro forma           $(13,185,307)         $(16,617,806)         $(13,282,846)

  Loss per share           As reported         $      (0.72)         $      (1.59)         $      (1.32)
                           Pro forma           $      (1.00)         $      (1.68)         $      (1.40)

  NOTE: Basic and diluted loss per share are the same.

The pro forma compensation expense may not be representative of such expense in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: expected volatility of 77 -- 81 percent, risk-free interest rates of 4.4 -- 7.1 percent, expected lives of 0.01 -- 10.0 years, and a dividend yield of zero for all years.

Changes in all outstanding options are as follows:

                                                     1999                          1998                            1997
                                        ---------------------------    ---------------------------     ---------------------------
                                        Shares     Weighted-Average    Shares     Weighted-Average     Shares      Weighted-Average
Fixed Options                           (000)       Exercise Price      (000)      Exercise Price       (000)       Exercise Price
                                        -----       --------------      -----      --------------       -----       --------------
Outstanding at beginning of year        1,527           $12.18          1,341           $10.86          1,002           $ 8.63
Granted                                   462            11.50            479            13.70            458            14.48
Exercised                                (261)            8.41           (246)            7.82           (110)            5.48
Forfeited                                 (74)           14.00            (47)           12.84             (9)           13.16
                                        -----           ------          -----            -----          -----           ------
Outstanding at end of year              1,653           $12.51          1,527            12.18          1,341           $10.86
                                        =====           ======          =====            =====          =====           ======

Options exercisable at year-end           777                             659                             536
Weighted-average fair value of
 options granted during the year       $ 8.63                          $11.00                          $11.96

The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                                 Weighted-
                              Number              Average              Weighted-              Number
          Range of          Outstanding          Remaining              Average           Exercisable at       Weighted-Average
      Exercise Prices       at 12/31/99       Contractual Life       Exercise Price          12/31/99           Exercise Price
      ---------------       -----------       ----------------       --------------          --------           --------------
     $5.0376 - $ 7.5563          30,032             0.2 years             $ 5.25               30,032               $ 5.25
     $7.5564 - $10.0750           3,800             1.8                     9.30                3,000                 9.25
    $10.0751 - $12.5938       1,039,130             7.3                    11.30              449,704                11.31
    $12.5939 - $15.1125         359,093             7.6                    13.87              208,232                13.83
    $15.1126 - $17.6313         183,124             6.0                    16.55               67,942                16.50
    $17.6314 - $20.1500          30,000             4.5                    18.57               16,248                18.64
    $20.1501 - $22.6688           4,800             4.1                    21.06                  804                21.19
    $22.6689 - $25.1875           3,200             3.9                    23.97                1,072                23.97
                              ---------             ----------            ------              -------               ------
                              1,653,179             7.0                   $12.51              777,034               $12.37
                              =========             ==========            ======              =======               ======

In November 1993, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan"), authorizing the issuance of 250,000 shares pursuant to purchase rights granted to employees of the Company. Participants may use up to 10% of their compensation to purchase the Company's common stock at the end of each year at a price equal to 85% of the lower of the beginning or ending stock price in the plan period. As of December 31, 1999, there were 208,917 shares available for issuance under the Purchase Plan. Compensation expense under the fair value method of SFAS No. 123 is not significant relative to shares purchased under the Purchase Plan for 1999, 1998 and 1997.

6. Capital Stock:

The Company has 1,000,000 shares of authorized voting preferred shares with a par value of $.001. At December 31, 1999 and 1998 there were no voting preferred shares issued and outstanding. At the 1999 Annual Meeting, stockholders approved an increase in authorized common stock from aggregate 15,000,000 shares to an aggregate of 35,000,000 shares.

7. Technology License Agreement:

In September 1985, the Company obtained an exclusive worldwide license from UURF to use technology and knowledge developed or to be developed under Dr. Theodore
H. Stanley's direction at the University of Utah, for anesthetic and other drug delivery systems based on oral transmucosal technology. In return, the UURF received 6,000 shares of Company stock and certain royalty rights based on product sales incorporating the technology.

The license expires on the date of the last expiring patent, which occurs in 2014.

8. Income Taxes:

As of December 31, 1999, net operating losses (NOLs) totaling approximately $58.6 million are available to offset future taxable income, and research and development (R&D) tax credits totaling approximately $1,381,000 are available to offset future tax liabilities. The NOLs and the R&D tax credit carryforwards expire from 2002 to 2020.

The Company's utilization of NOL carryforwards and R&D credits is limited to approximately $7,802,000 annually as a result of an ownership change in 1996. In addition to the limitation imposed in 1996, utilization of approximately $1,380,000 of the NOLs against future taxable income will be subject to an annual limitation of approximately $140,000 per year because of a cumulative change in ownership within a three-year period exceeding 50%. Approximately $110,000 of the R&D tax credit carryforwards is subject to the same annual limitation, under the constraint that the total NOLs must be utilized before the R&D credits may be used. To the extent the $140,000 annual limitation is not fully utilized in any given year, the unused portion of the NOLs and the R&D tax credit carryforwards are available for potential utilization in future years.

SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company's operations are not currently generating taxable income, the Company believes that a full valuation allowance should be provided. The valuation allowance increased $3,903,000 during 1999, $7,274,000 during 1998 and $5,170,000 during
1997 primarily as a result of the increase in net operating loss carryforwards.

The components of the net deferred tax asset as of December 31, 1999 and 1998 under SFAS 109 are as follows:

                                                      1999               1998
                                                      ----               ----
     Deferred tax assets (liabilities):
      Net operating loss carryforwards            $ 21,869,000       $ 18,182,000
      Charitable contribution
       carryforwards                                    80,000             64,000
      Research and development tax
       credit carryforwards                          1,381,000          1,111,000
      Depreciation                                     106,000            228,500
      Book/tax difference related to
       license agreements                              759,000            713,500
      Other                                                 --             (7,000)
      Valuation allowance                          (24,195,000)       (20,292,000)
                                                  ------------       ------------
      Net deferred tax asset                      $         --       $         --
                                                  ------------       ------------

9. Research and Development:

In December 1989, the Company entered into a research and development, license, supply and distribution agreement with Abbott. Under the agreement as amended, the Company granted to Abbott the exclusive right to make, use and sell in the U.S., oral transmucosal products resulting from technology owned or licensed by the Company, consisting of Oral Transmucosal Fentanyl Citrate (OTFC/(R)/) or other central nervous system acting drugs or intermediates thereof used for premedication, sedation, analgesia, diagnostic procedures, emergency room procedures, post-operative pain, burn treatment or cancer-related pain management. The first product developed under this agreement is being marketed for use in surgical premedication and for sedation/analgesia prior to diagnostic or therapeutic procedures in hospital settings under Abbott's trademark Fentanyl Oralet. The second product under the agreement is being marketed for breakthrough cancer pain under Anesta's trademark Actiq (See Note 14).

Under the Company's agreements with Abbott, Abbott manufactures Anesta's OTS fentanyl product line (Fentanyl Oralet and Actiq) and sells these products to the Company at a price which reflects Abbott's cost of manufacturing. The Company then sells the products to Abbott at a price related to Abbott's selling price which results in a gross profit to the Company ranging from approximately 40-70%. In addition, the Company is entitled to receive a royalty from OTS fentanyl product sales by Abbott.

By agreement, Abbott committed and paid a total of $10.05 million to the Company to fund the clinical development of and to obtain the regulatory approval for Fentanyl Oralet and Actiq. During 1998 and 1997 the Company received $300,000 and $375,000, and incurred $9,862,933 and $7,834,457 of costs relating to the agreements, respectively. Revenue of $300,000 related to the agreements was recognized in 1998. In connection with such development funding, Abbott was granted, and has exercised, warrants to purchase 1,202,840 shares of the Company's common stock at prices ranging from $1.00 to $2.40 per share.

10. Unearned Revenues:

Effective August 31, 1995, the Company entered into an amendment to a prior agreement between Abbott International (A.I.) and the Company to provide the Company the right to terminate or cause to become nonexclusive A.I.'s license rights to OTS fentanyl products in one or more countries in the world except the U.S. The amendment also eliminated $100,000 of the $450,000 of unearned revenue, which amount was recognized as royalty revenue during the year ended December 31, 1995. In January 1998, the Company exercised its right to terminate A.I.'s license rights to OTS fentanyl products in all countries in the world except the U.S. However, Abbott has agreed to be the Company's contract manufacturer and if requested by the Company, both parties have agreed to consult with each other regarding product supply by Abbott to any Anesta licensee.

On January 28, 1998, the Company announced the signing of an exclusive agreement with Ferrer for the marketing, sales and distribution of Anesta's OTS fentanyl product line, including Actiq, in Spain and Portugal. Under terms of the agreement, Ferrer made a payment to the Company in 1998, a portion of which will be recognized as revenue in future years over the term of the agreement. The OTS fentanyl product line will be manufactured for Ferrer by Anesta, however, the Company does not believe commercial manufacturing will begin before December 31, 2000. Ferrer is a leading private Spanish pharmaceutical company.

On June 4, 1998, the Company announced the signing of an exclusive agreement with Lafon for the marketing, sales and distribution of Anesta's OTS fentanyl product line, including Actiq, in France. Under terms of the agreement, Lafon made payments to the Company in 1998, a portion of which will be recognized as revenue in future years. The OTS fentanyl product line will be manufactured for Lafon by Anesta, however, the Company does not believe commercial manufacturing will begin before December 31, 2000. Lafon is a leading private French pharmaceutical company.

On February 23, 1999, the Company announced the signing of an option agreement with Novartis involving the Company's proprietary OTS for drug delivery. Under terms of the agreement, Novartis made a payment to the Company in 1999, which will be recognized as revenue over the term of the agreement. Novartis and the Company will assess the worldwide commercial opportunity of potential products which combine the OTS with undisclosed compounds, with the goal of entering into an exclusive licensing agreement.

On May 6, 1999, the Company announced the signing of an exclusive agreement with SWO for the marketing, sales and distribution of Anesta's OTS fentanyl product line, including Actiq, for Scandinavia (Denmark, Finland, Iceland, Norway, and Sweden). Under terms of the agreement, SWO made a payment to the Company which was recognized as revenue. The OTS fentanyl product line will be manufactured for SWO by Anesta, however, the Company does not believe commercial manufacturing will begin before December 31, 2000. SWO is a leading private Swedish pharmaceutical company.

On October 6, 1999, the Company announced the signing of an exclusive agreement with Elan for the marketing, sales and distribution of Anesta's OTS fentanyl product line, including Actiq, for Austria, Belgium, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Philippines, Switzerland, Taiwan, and the United Kingdom. Under terms of the agreement, Elan made payments to the Company, a portion of which will be recognized as revenue in future years over the term of the agreement. The OTS fentanyl product line will be manufactured for Elan by Anesta. Elan is a leading public Irish pharmaceutical company.

11. Leases:

In December 1994, the Company entered into a five year operating lease agreement for a building which has two additional five-year renewal options. In February 2000, the Company renegotiated this lease for three years with two additional three-year renewal options. During 1999, 1998 and 1997 the Company also entered into operating lease agreements for furniture and equipment.

Future minimum rental payments under operating leases as of December 31, 1999 are as follows:

               2000        $1,345,180
               2001         1,213,192
               2002           913,973
               2003           271,264
                           ----------
                           $3,743,609
                           ----------

Total expense under operating lease agreements for 1999, 1998 and 1997 was $1,285,841, $944,856, and $726,763, respectively.

12. Employee Benefits:

In October 1995, the Board of Directors approved the adoption of a 401(k) Retirement Plan (the "401(k) Plan") effective January 1, 1996. Under the terms of the 401(k) Plan, all employees who are at least 21 years of age are eligible to participate. Participants may contribute up to 25% of their annual compensation to the 401(k) Plan, subject to statutory limitations. The Company may make discretionary matching contributions to the 401(k) Plan equal to 25 percent of participant contributions up to 6% of participant compensation. For 1999, 1998 and 1997, the Company declared and paid discretionary matching contributions to the 401(k) Plan in the amount of $57,849, $52,959 and $40,784, respectively.

13. Computation of Diluted Loss Per Share:

As of December 31, 1999, options to purchase 1,653,179 shares of common stock at prices between $5.25 and $28.19 per share were outstanding. As of December 31, 1998, options to purchase 1,526,940 shares of common stock at prices between $5.25 and $25.19 per share were outstanding. As of December 31, 1997, options to purchase 1,340,230 shares of common stock at prices between $0.80 and $19.25 were outstanding. None of these options were included in the computation of diluted loss per share because the effect would have been antidilutive.

14. Subsequent Events:

In March 2000, Anesta renegotiated the U.S. marketing rights for Actiq and Fentanyl Oralet with Abbott. Under terms of the agreements, effective April 2000 Anesta will have responsibility for sales and marketing in the United States. As part of the renegotiation, Anesta will make cash payments to Abbott and is obligated to make on-going earn-out payments to Abbott until the end of the first patent covering oral transmucosal fentanyl citrate. Abbott will continue to manufacture Actiq and Fentanyl Oralet for Anesta in the U.S. for a period of 24 to 36 months, after which the right of Anesta to manufacture such products after such period of time. Anesta will recognize revenue when Abbott ships product against a customer order. Anesta's gross margin therefore is directly affected by Abbott's manufacturing costs. Anesta is also obligated to pay a small royalty on its sales of Actiq and Fentanyl Oralet to the UURF.